MDB Capital Group, LLC

401 Wilshire Boulevard, Suite 1020

Santa Monica, CA 90401

November 14, 2014

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re: Second Sight Medical Products, Inc.

Registration Statement on Form S-1

File No. 333-198073

Ladies and Gentlemen:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, MDB Capital Group, LLC, as underwriter of the proposed public offering of shares of Common Stock of Second Sight Medical Products, Inc., distributed copies of the Preliminary Prospectus dated November 6, 2014 as follows:

(1)	58 copies to institutions;

(2)	5 copies to FINRA members; and

(3)	523 copies to individual investors.

We have been informed by participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus dated November 6, 2014 are being distributed to all persons to whom it is expected confirmations of a sale will be sent; and we likewise so distributed copies to all customers of ours.

We have adequate capital to underwrite a “firm commitment.”

Very truly yours,

MDB Capital Group, LLC

By: /s/ Gary Schuman

Name: Gary Schuman

Title: CFO & CCO